UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

National Securities Market Commission
Markets Area. Directorate of Supervision.
C/Edison 4
28006 - Madrid

Seville, June, 2, 2014

Dear Sirs,

In accordance with Article 82 of Law 24/1988 on the securities market, Abengoa, S.A. (the “Company” or “Abengoa”) hereby informs the National Securities Market Commission of the following

Significant Event

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), announced today that its wholly-owned subsidiary, Abengoa Yield plc (“Abengoa Yield”) (NASDAQ: ABY) intends to commence an initial public offering of its ordinary shares for expected gross proceeds of approximately USD 600 million, prior to underwriting commissions and discounts and other offering expenses (the “Offering”). The underwriters of the Offering will have a 30-day option to purchase up to an additional 15 % of that amount from Abengoa, to cover over-allotments, if any.

Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue- generating assets, initially focused on North America (the United States and Mexico) and South America (Peru, Chile, Uruguay and Brazil), as well as Europe (Spain).

Application has been made for listing of the ordinary shares of Abengoa Yield on the NASDAQ Global Select Market, under the symbol “ABY.”

Abengoa Yield intends to distribute all of the net proceeds of the Offering, less USD 30 million to strengthen its liquidity position, to Abengoa as part of the consideration payable to Abengoa for the transfer of assets to Abengoa Yield.

Citigroup and BofA Merrill Lynch are acting as global coordinators of the Offering.  Canaccord Genuity, HSBC, RBC Capital Markets and Banco Santander are acting as joint bookrunners.

The Offering will be made only by means of a prospectus. A copy of the preliminary prospectus, when available, may be obtained as indicated in the next paragraph.

Abengoa Yield has filed a registration statement (including a prospectus) relating to the ordinary shares with the U.S. Securities and Exchange Commission (“SEC”), but it has not yet become effective.  The registration statement can be accessed through the SEC’s website at www.sec.gov. The ordinary shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. Copies of the prospectus related to the Offering may be obtained without charge by mail from the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146) or BofA Merrill Lynch, at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) in the United Kingdom, persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or who are high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates will only be available to and will only be engaged in with, relevant persons. Any person who is not a relevant person must not act or rely on this document or any of its contents.

This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements that may state Abengoa’s or its management’s intentions, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe,” and similar terms.  Although Abengoa believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets. Any forward looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: June 2, 2014